GO ONLINE NETWORKS CORPORATION
                       5681 Beach Boulevard, Suite 101/100
                          Buena Park, California 90621




                                                     January 15, 2002




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re: Go Online Networks Corporation (the "Company") SEC File Number: 333-60706
                           Form S-3 Registration Statement


Ladies and Gentlemen:

         We previously filed the above-referenced Form S-3 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because we believe that the Form S-3 is not the appropriate form to register the Company's securities. We will be filing a new registration statement on Form S-2. If you have any questions concerning this matter, please contact the undersigned or our new securities counsel, Gregory Sichenzia at Sichenzia Ross Friedman Ference LLP, 1065 Avenue of the Americas, New York, NY 10018, tel: 212-930-9700. Please note that all new correspondence should be sent to Mr. Sichenzia.

         Thank you for your assistance in this matter.


                                            GO ONLINE NETWORKS CORPORATION


                                            By: /s/ JOSEPH M. NAUGHTON
                                                    Joseph M. Naughton
                                                    President